UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 May 8, 2024  Q1 2024  Earnings Presentation

 DISCLAIMER  Forward Looking Statements  This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate“, "believe," "could“, "estimate“, "expect“, "guidance“, "may“, "plan“, "should" or "will" or the negative of such terms or other similar expressions or terminology.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.  Investors should read the section entitled "Item 3.D.—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.  Forward-looking statements include, but are not limited to, statements relating to: our anticipated exposure to current market risks, including the potential impact from foreign exchange rates and interest rates on cash available for distribution (“CAFD”); equity investments; CAFD estimates, including per currency, geography and sector; net corporate leverage based on CAFD estimates; debt refinancing; the performance of our long-term contracts; self-amortizing project debt structure and debt reduction; return from the recently acquired UK wind assets, sale of electricity under PPAs, investments in assets to be built and their respective ready to build (“Rtb”) and commercial operation dates; proceeds expected from the sale of our equity interest in Monterrey; the use of non-GAAP measures as a useful tool for investors including enterprise value to EBITDA multiple; dividends; and various other factors, including those factors discussed under “Item 3.D.—Risk Factors” and “Item 5.A.—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC.  The CAFD guidance used in this presentation was estimated as of May 8, 2024. This estimate is based on assumptions believed to be reasonable as of the date Atlantica Sustainable Infrastructure plc (“Atlantica”, the “Company”, “we” or “us”) published its 2023 Financial Results. We disclaim any current intention to update such guidance, except as required by law.   Non-GAAP Financial Measures  This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD, CAFD per share and enterprise value to EBITDA. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share, Adjusted EBITDA and enterprise value to EBITDA) in this presentation provides useful information to investors.  In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe that constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Key Messages     Stable revenue at $242.9 million in Q1 2024 compared with $242.5 million in Q1 2023  Excluding the estimated impact of $8.5 million in the first quarter of 2024 of the unscheduled outage at Kaxu that started in 2023, and net of insurance income related to this event. The plant restarted operations in mid-February 2024.  EV (“Entreprise Value”) is defined as Atlantica´s expected investment. EBITDA is calculated as the average Net Income for the for the years 2023 and 2022 after adding back depreciation, amortization and impairment charges, income taxes, and interest expenses. See Reconciliation on page 26.       Adjusted EBITDA 0.9%1 year-over-year decrease excluding the effect of the unscheduled outage at Kaxu     Operating Cash Flow 57.3% year-over-year increase up to $65.6 million      Signed a 15-year PPA for a 100 MW solar + storage project in California     Closed the acquisition of two wind assets in operation in the UK at 6.6x EV / EBITDA2 multiple

 HIGHLIGHTS  Operating Results  CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period (see reconciliation on page 25).  Excluding the estimated impact of $8.5 million in the first quarter of 2024 of the unscheduled outage at Kaxu that started in 2023, and net of insurance income related to this event. The plant restarted operations in mid-February 2024.  Excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in Q1 2023.   US$ in million (except CAFD per share)  2024  2023  ∆ Reported  Excluding   Kaxu impact2 & Q1-2023  CAFD One-off3  Revenue  242.9  242.5  0.2%  Adjusted EBITDA  164.2  174.2  (5.7)%  (0.9)%2  CAFD  50.9  61.0  (17)%  (11)%3  CAFD per share1  0.44  0.53  (17)%  (11)%3  First 3 Months

 HIGHLIGHTS  Performance by Region and Sector  North America  South America  EMEA  Renewables  Efficient Nat. Gas & Heat  Transmission Lines  Water  Revenue  Adjusted EBITDA  US$ in million  Revenue  Adjusted EBITDA  By Region  By Sector  Q1  2024  Q1  2023  ∆  86.2  72.8  18%  55.0  52.0  6%   Q1  2024   Q1  2023  ∆  44.7  43.7  2%  34.6  33.8  2%   Q1  2024   Q1  2023  ∆  112.0  126.0  (11)%  74.6  88.4  (16)%   Q1  2024   Q1  2023  ∆  162.2  172.6  (6)%  107.2  119.1  (10)%   Q1  2024  Q1  2023  ∆  36.0  27.4  31%  23.3  22.6  3%   Q1  2024   Q1  2023  ∆  30.5  28.8  6%  24.8  23.5  6%   Q1  2024   Q1  2023  ∆  14.2  13.7  4%  8.9  9.0  (1)%

 Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.   Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.  GWh produced includes 30% share of the production from Monterrey.  Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.  KEY OPERATIONAL METRICS  Steady Operational Performance  Renewables  Q1 2024  Q1 2023  GWh produced1  1,063  1,192  MW in operation2  2,203  2,161  Transmission Lines  Q1 2024  Q1 2023  Availability4  100.0%  100.0%  Miles in operation  1,229  1,229  Efficient Natural Gas & Heat  Water  Q1 2024  Q1 2023  Availability4  102.3%  100.8%  Mft3 in operation2  17.5  17.5  Q1 2024  Q1 2023  GWh produced3  636  600  Availability4  102.3%  94.9%  MW in operation5  398  398

 Consolidated cash as of March 31, 2024, increased by $3.8 million vs December 31, 2023, including FX translation differences of $(3.8) million.  CASH FLOW  Operating Cash Flow  US$ in million   2024  2023  Adjusted EBITDA  164.2  XX  174.2  Share in Adjusted EBITDA of unconsolidated affiliates  (12.5)  (11.8)  Net interest and income tax paid  (26.7)  (30.2)  Changes in working capital   (41.1)  )  (93.3)  Non-monetary adjustments and other  (18.3)  2.8  OPERATING CASH FLOW  65.6  41.7   Acquisitions of subsidiaries and entities under the equity method and investments in assets under development and construction  (84.4)  (9.5)  Investments in operating concessional assets  (2.4)  (7.6)   Distributions from entities under the equity method & other   16.1  18.0  INVESTING CASH FLOW  (70.7)  0.9  FINANCING CASH FLOW   12.7  (42.1)  Net change in consolidated cash1  7.6  0.4  First Quarter

 GROWTH UPDATE  Progress in Development & Construction Complemented by M&A  100 MW storage for four hours.  The assets are regulated until 2033 and 2027, under the UKs green attribute regulations (“ROCs”). The assets also receive Renewable Energy Guarantees of Origin (“REGOs”) until the end of their useful life.  EV (“Enterprise Value”) is defined as Atlantica’s investment in these two assets. EBITDA is calculated as the average Net Income for the for the years 2023 and 2022 after adding back depreciation, amortization and impairment charges, income taxes, and interest expenses. See Reconciliation on page [26].  Expected proceeds of approximately $43 million subject to final transaction costs, taxes and ongoing discussions with our partner. There is an earn-out mechanism that could result in additional proceeds for Atlantica of up to approximately $7 million between 2026 and 2028  100 MW PV + storage1 project, with RTB expected in 2024  15-Year PPA with an investment grade offtaker  New PPA in California  Acquisition of   2 Wind Assets in the UK  32 MW wind representing a $66 million investment  Regulated revenue2 and no project debt  6.6x EV/EBITDA3  Return expected to be enhanced by use of existing NOLs carryforwards in the UK  Other Projects  Signed PPA for Chile PV 3 including the battery storage expansion under construction (142 MWh)  Advanced negotiations for a PPA for a 27.5 MWDC / 22 MWAC PV project in Spain  Closed sale of Monterrey4

 Appendix

Q1 2024 Earnings Presentation

Atlantica
Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]



- 69% Renewable
- 14% Eff. Natural Gas & Heat
- 13% Transmission Lines
- 4% Water



- 38% North America
- 35% Europe
- 20% South America
- 7% RoW


Sector[1]
Geography[1]
Interest rates
Currency
Highly Contracted (~100%)[6]
Stable Cashflows
Atlantica
Sustainable Infrastructure

>50% of Revenue non dependent on natural resource[5]

~92% of interest rates in project debt are fixed or hedged[3]

13 years Weighted Average PPA Life Remaining[4]

>90% Denominated in USD or hedged[1,2]

(1) Based on CAFD estimates for the 2024-2027 period as of May 8, 2024, for the assets as of December 31, 2023, including assets that have reached COD before May 8, 2024. See "Disclaimer – Forward Looking Statements".
(2) Euro denominated cash flows from assets in Europe, net of euro-denominated corporate interest payments and general and administrative expenses, are hedged through currency options on a rolling basis 100% for the next 12 months and 75% for the following 12 months.
(3) Based on weighted outstanding debt as of March 31, 2024.
(4) Calculated as weighted average years remaining as of March 31, 2024, based on CAFD estimates for the 2024-2027 period, including assets that have reached COD before May 8, 2024. See "Disclaimer – Forward Looking Statements".
(5) Calculated as a % of Revenue from FY 2023. Revenues non-dependent on natural resources includes transmission lines, efficient natural gas and heat, water assets and approximately 76% revenues received by our Spanish assets.

10

Q1 2024 Earnings Presentation

Atlantica
Sustainable Infrastructure

NET DEBT

Net Corporate Debt to CAFD pre corporate interest at 3.8x

US$ in million

		Mar. 31, 2024	Dec. 31, 2023
Corporate	Net Corporate Debt[1]	1,126.8	1,051.7
	Net Corporate Debt/ CAFD pre corporate debt service[2]	3.8x	3.8x
Project	Net Project Debt[3]	3,895.9	3,904.0

(1) Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica's corporate level.
(2) Net corporate leverage is calculated as net corporate debt divided by midpoint 2024 CAFD guidance before corporate debt service. CAFD before corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.
(3) Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.

11

Q1 2024 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (1/2)

Key Financials US$ in thousands	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24
Revenue	**247,452**	**307,832**	**303,121**	**243,624**	**1,102,029**	**242,509**	**312,110**	**303,964**	**241,311**	**1,099,894**	**242,933**
Adjusted EBITDA	**173,626**	**228,678**	**228,336**	**166,459**	**797,100**	**174,204**	**229,624**	**223,454**	**167,640**	**794,922**	**164,219**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(14,202)	(15,988)	(7,387)	(8,192)	(45,769)	(11,796)	(7,755)	(5,726)	(9,370)	(34,647)	(12,514)
Non-monetary items	10,413	10,940	10,839	(4,196)	27,996	649	(2,384)	9,973	(11,357)	(3,119)	(17,984)
Accounting provision for electricity market prices in Spain	*7,141*	*10,585*	*10,507*	*(2,980)*	*25,253*	*(1,153)*	*(4,460)*	*9,503*	*(7,385)*	*(3,494)*	*(13,098)*
Difference between billings and revenue in assets accounted for as concessional financial assets	*18,169*	*15,050*	*14,978*	*13,434*	*61,630*	*16,441*	*16,695*	*15,099*	*10,657*	*58,892*	*9,662*
Income from cash grants in the US	*(14,897)*	*(14,695)*	*(14,645)*	*(14,650)*	*(58,888)*	*(14,639)*	*(14,619)*	*(14,629)*	*(14,629)*	*(58,516)*	*(14,548)*
Maintenance Capex	(2,844)	(3,614)	(7,283)	(4,847)	(18,588)	(7,630)	(12,041)	(5,067)	(3,191)	(27,929)	(2,391)
Dividends from unconsolidated affiliates	31,870	11,921	12,411	11,493	67,695	12,401	3,063	13,416	5,449	34,329	14,922
Net interest and income tax paid	(16,546)	(112,705)	(32,885)	(115,148)	(277,284)	(30,179)	(108,666)	(21,059)	(112,805)	(272,708)	(26,738)
Changes in other assets and liabilities	(5,588)	6,415	52,186	49,885	102,896	(92,980)	(8,295)	(11,516)	20,054	(92,738)	(39,371)
Deposits into/withdrawals from restricted accounts[1]	11,805	8,020	(20,503)	33,696	33,018	9,820	11,418	(8,813)	35,192	47,617	(7,424)
Change in non-restricted cash at project companies[1,4]	(103,116)	51,501	(135,718)	125,662	(61,672)	43,114	73,659	(98,297)	107,848	126,325	8,639
Dividends paid to non-controlling interests	(6,221)	(9,800)	(10,421)	(12,767)	(39,209)	(6,011)	(11,180)	(8,568)	(5,674)	(31,433)	(5,558)
Principal amortization of indebtedness net of new indebtedness at projects	(24,789)	(112,427)	(27,912)	(183,183)	(348,311)	(30,543)	(103,918)	(28,208)	(142,211)	(304,880)	(24,879)
Cash Available For Distribution (CAFD)	**54,407**	**62,941**	**61,662**	**58,862**	**237,872**	**61,049**	**63,525**	**59,589**	**51,577**	**235,740**	**50,921**
Dividends declared[2]	50,202	51,332	51,645	51,645	204,824	51,688	51,688	51,691	51,691	206,758	51,691
# of shares[3]	114,095,845	115,352,085	116,055,126	116,055,126		116,153,273	116,153,273	116,159,054	116,159,054		116,159,054
DPS (in $ per share)	**0.44**	**0.445**	**0.445**	**0.445**	**1.775**	**0.445**	**0.445**	**0.445**	**0.445**	**1.780**	**0.445**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform to this presentation.

(2) Dividends are paid to shareholders in the quarter after they are declared.

(3) Number of shares outstanding on the record date corresponding to each dividend, except the shares issued under the ATM program between the dividend declaration date and the dividend record date, as applicable.

(4) Excludes decreases in project cash allocated to investments in assets under development and construction.

12

  Debt Details  1Q22  2Q22  3Q22  4Q22  2022  1Q23  2Q23  3Q23  4Q23  2023  1Q24   Project Debt  5,037.0  4,735.5  4,621.9  4,553.1  4,553.1  4,596.6  4,438.2  4,412.1  4,319.3  4,319.3  4,301.1   Project Cash  (625.9)  (545.1)  (675.8)  (540.2)  (540.2)  (493.5)  (414.0)  (546.6)  (415.3)  (415.3)  (405.2)   Net Project Debt  4,411.1  4,190.4  3,946.1  4,012.9  4,012.9  4,103.1  4,024.2  3,865.5  3,904.0  3,904.0  3,895.9   Corporate Debt  1,056.1  1,000.1  955.5  1,017.2  1,017.2  1,077.4  1,051.2  1,046.6  1,084.7  1,084.7  1,173.7   Corporate Cash  (113.1)  (123.1)  (105.8)  (60.8)  (60.8)  (109.4)  (72.8)  (48.0)  (33.0)  (33.0)  (46.9)   Net Corporate Debt  943.0  877.0  849.7  956.4  956.4  968.0  978.4  998.6  1,051.7  1,051.7  1,126.8   Total Net Debt  5,354.1  5,067.4  4,795.8  4,969.3  4,969.3  5,071.1  5,002.6  4,864.1  4,955.7  4,955.7  5,022.7   Net Corporate Debt / CAFD pre corporate interests1  3.3x  3.1x  3.0x  3.4x  3.4x  3.3x  3.4x  3.4x  3.8x  3.8x  3.8x  HISTORICAL FINANCIAL REVIEW  Key Financials by Quarter (2/2)  US$ in million  (1) Ratios presented are the ratios shown on each earnings presentation relating to such period.

Q1 2024 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue US $ in thousands	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24
by Geography											
NORTH AMERICA	74,304	124,968	124,423	81,352	405,047	72,840	129,331	136,574	86,143	424,888	86,232
SOUTH AMERICA	38,528	39,804	44,217	43,892	166,441	43,720	47,793	48,756	47,858	188,127	44,678
EMEA	134,620	143,060	134,481	118,380	530,541	125,949	134,986	118,634	107,310	486,879	112,023
by Business Sector											
RENEWABLES	182,101	238,234	232,423	168,619	821,377	172,601	238,610	228,907	162,639	802,756	162,211
EFFICIENT NAT. GAS & HEAT	25,327	28,091	28,526	31,647	113,591	27,403	27,407	30,164	33,443	118,417	35,970
TRANSMISSION LINES	26,620	28,234	28,425	29,994	113,273	28,831	32,167	30,827	31,651	123,476	30,486
WATER	13,404	13,273	13,747	13,364	53,788	13,674	13,927	14,066	13,579	55,245	14,266
Total Revenue	**247,452**	**307,832**	**303,121**	**243,624**	**1,102,029**	**242,509**	**312,110**	**303,964**	**241,311**	**1,099,894**	**242,933**

Adjusted EBITDA	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24
by Geography											
NORTH AMERICA	58,266	102,913	96,981	51,828	309,988	51,969	102,069	106,646	58,580	319,264	55,026
SOUTH AMERICA	29,129	29,715	36,236	31,471	126,551	33,788	40,640	37,621	34,673	146,722	34,568
EMEA	86,231	96,051	95,118	83,161	360,561	88,447	86,915	79,186	74,388	328,936	74,625
by Business Sector											
RENEWABLES	122,223	174,606	173,022	118,165	588,016	119,122	173,448	167,872	115,262	575,704	107,250
EFFICIENT NAT. GAS & HEAT	21,699	22,315	22,794	17,752	84,560	22,610	21,396	22,520	20,867	87,393	23,287
TRANSMISSION LINES	20,523	22,656	23,047	21,784	88,010	23,470	25,780	24,006	22,787	96,043	24,827
WATER	9,181	9,102	9,473	8,758	36,514	9,002	9,000	9,055	8,725	35,782	8,855
Total Adjusted EBITDA	**173,626**	**228,678**	**228,336**	**166,459**	**797,100**	**174,204**	**229,624**	**223,453**	**167,641**	**794,922**	**164,219**

14

Q1 2024 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24
RENEWABLES[1]	(MW)	2,044	2,048	2,121	2,121	2,121	2,161	2,161	2,161	2,171	2,171	2,203
EFFICIENT NAT. GAS & HEAT[2]	(MW)	398	398	398	398	398	398	398	398	398	398	398
TRANSMISSION LINES	(Miles)	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,229
WATER[1]	(Mft³/day)	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5

Production / Availability		1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24
RENEWABLES[3]	(GWh)	1,094	1,554	1,507	1,164	5,319	1,192	1,611	1,580	1,075	5,458	1,063
EFFICIENT NAT. GAS & HEAT	(GWh)[4]	625	626	647	603	2,501	600	630	662	657	2,549	636
	(availability %)[5]	100.3%	99.9%	101.1%	95.1%	98.9%	94.9%	99.2%	102.3%	102.1%	99.6%	102.3%
TRANSMISSION LINES	(availability %)[5]	99.9%	99.9%	100.0%	100.0%	100.0%	100.0%	100.0%	99.9%	99.9%	100.0%	100.0%
WATER	(availability %)[5]	104.5%	99.9%	103.3%	101.4%	102.3%	100.8%	100.1%	102.5%	95.2%	99.7%	102.3%

(1) Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.
(2) Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.
(3) Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(4) GWh produced includes 30% share of the production from Monterrey.
(5) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

15

Q1 2024 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Capacity Factors

Historical Capacity Factors[1]		1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24
SOLAR												
	US	17.2%	39.1%	32.4%	16.6%	26.3%	15.2%	42.4%	36.9%	18.5%	28.3%	17.5%
	Chile[2]	25.3%	20.4%	24.6%	28.8%	24.8%	27.6%	21.4%	19.0%	18.5%	21.6%	22.2%
	Spain	7.3%	23.6%	27.9%	5.8%	16.2%	11.7%	26.9%	30.1%	7.2%	19.0%	6.7%
	Italy	12.7%	19.7%	20.0%	9.2%	15.4%	11.8%	16.9%	18.3%	8.3%	13.8%	10.5%
	Kaxu	36.9%	27.2%	28.8%	44.6%	34.4%	45.2%	21.2%	4.9%[4]	0.0%[4]	17.7%	12.9%[4]
	Colombia	27.1%	24.0%	24.7%	23.4%	24.8%	20.6%	22.8%	27.3%	24.0%	21.7%	26.9%
WIND												
	US	38.1%	35.6%	20.3%	34.8%	32.2%	37.7%	26.4%	20.2%	31.9%	29.0%	36.4%
	Uruguay[3]	34.5%	27.7%	38.2%	41.8%	35.6%	33.6%	29.4%	42.3%	46.3%	37.9%	35.4%

(1) Capacity factor ratio represents actual electrical energy output over a given period of time divided by the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.
(2) Includes Chile PV 3 since Q3 2022.
(3) Includes curtailment production in wind assets for which we receive compensation.
(4) Scheduled major overhaul carried out by Siemens, the original equipment manufacturer, which lasted 28 days longer than expected and a subsequent unscheduled outage.

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 Exchange rates as of March 31, 2024 (EUR/USD = 1.0790) and December 31, 2023 (EUR/USD = 1.1039).  Restricted cash is cash which is restricted generally due to requirements of certain project finance agreements.  US $ in million1  As of Mar. 31  2024  As of Dec. 31  2023  Corporate cash at Atlantica  46.9  33.0  Existing available revolver capacity  305.0  378.1  Total Corporate Liquidity  351.9  411.1  Cash at project companies  405.2  415.3   - Restricted2  184.8  177.0   - Other  220.4  238.3  LIQUIDITY  Liquidity Position

 Does not include assets without PPAs or partially contracted.  Calculated as weighted average years remaining as of March 31, 2024 based on CAFD estimates for the 2024-2027 period, including assets that have reached COD before May 8, 2024. See “Disclaimer – Forward Looking Statements”.  (3) Regulation term in the case of Spain and Chile TL3.   (4) From the total amount of $211 million project debt, $74 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $137 million are expected to be refinanced in or before 2027.   4  Refinancing opportunities could increase CAFD in earlier years  Tails in most assets after debt amortization  PPAs with predefined prices for ~13 years on average2   Possibility to extend life in many assets (excluding   ATN and ATS)  Weighted Average Life  Project debt term  Contract term3  LONG TERM STABLE CASH FLOW  Portfolio of Contracted Assets1

 Exchange rates as of March 31, 2024 (EUR/USD =1.0790).  Amounts include principal amounts outstanding, unless stated otherwise.  As of March 31, 2024, $305.0 million was available under the Revolving Credit Facility. The latter has a total limit of $450 million.  US $ in million1  Maturity  Amounts2  Credit Facilities  (Revolving Credit Facility)3  2025  145.3  (Other facilities)4  2024 – 2028  54.6  Green Exchangeable Notes5  2025  111.7  2020 Green Private Placement6  (€ denominated)  2026  311.7  Note Issuance Facility 20207   (€ denominated)  2027  149.1  Green Senior Notes8  2028  401.3  Total  1,173.7  Other facilities include the Commercial Paper Program, accrued interest payable and other debt.   Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.  Senior secured notes dated April 1, 2020, of €290 million.  Senior unsecured note facility dated July 8, 2020, of €140 million.  Green Senior Unsecured Notes dated May 18, 2021, of $400 million.  CORPORATE DEBT DETAILS  Corporate Debt as of March 31, 20241

Q1 2024 Earnings Presentation

Atlantica Sustainable Infrastructure

INTEREST RATE RISK COVERAGE

91%[1] of Consolidated Debt Fixed or Hedged[2]

Project Debt

ASSET	INTEREST TYPE	FIXED[1,3]
Solana	fixed	100%
Mojave	fixed	100%
Coso	hedged	100%
Solaben 2	hedged	90%
Solaben 3	hedged	90%
Logrosan	hedged	100%
Solacor 1	hedged	90%
Solacor 2	hedged	90%
Helioenergy 1	hedged	99%
Helioenergy 2	hedged	99%
Solnova 1	hedged	90%
Solnova 3	hedged	90%
Solnova 4	hedged	90%
Helios 1/2	fixed	100%
Solaben 1/6	fixed	100%
Palmatir	fixed	94%
Cadonal	hedged	88%
Melowind	hedged	75%
ACT	hedged	75%
ATN	fixed	100%
ATN 2	fixed	100%
ATS	fixed	100%
Quadra 1	hedged	75%
Quadra 2	hedged	75%
Palmucho	hedged	75%
Skikda	fixed	100%
Tenes	fixed	100%
Kaxu	hedged	43%
Chile PV 1&2	hedged	80%
Rioglass	hedged	78%
Montesejo	fixed	100%
	Hedged[4]	41.5%
	Fixed[4]	50.0%
	Total Fixed or Hedged	91.5%

Corporate Debt

INSTRUMENT	INTEREST TYPE	MARCH 31, 2024
Revolving Credit Facility (RCF)	Variable	144.5
Green Exchangeable Notes	Fixed	110.8
2020 Green Private Placement	Fixed	311.6
Note Issuance Facility 2020	Hedged (100%)[6]	149.1
Green Senior Notes	Fixed	396.2
Other facilities[5]	Fixed	61.5
Total Outstanding Debt		1,173.7
	Hedged[4]	12.7%
	Fixed[4]	75.0%
	Total Fixed or Hedged	87.7%

~88% of Corporate Debt & ~92% of Project Debt fixed or hedged[1]

(1) Calculated as the weighted average of the % of fixed or hedged corporate debt and the % of fixed or hedged project debt based on outstanding balance as of March 31, 2024.
(2) See our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 for additional information on the specific interest rates and hedges.
(3) Percentage fixed or hedged.
(4) Weighted average based on outstanding balance as of March 31, 2024.
(5) Other facilities include the Commercial Paper Program, accrued interest payable and other debt.
(6) Hedged at 100% until the end of 2024.

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 Asset ($ Millions)  Full Year           Forescasted ammortization Schedule on non-recourse Project debt as of September 30, 2023 ($ millions)  2024  2025  2026  2027  2028  Thereafter     Total  Solana  25.4  26.8  29.5  32.4  35.4  418.6  568.1  Mojave  37.6  38.1  39.4  40.7  36.2  279.2  471.2  Kaxu  26.3  26.0  29.3  31.9  34.7  85.8  234  Helios 1/2  22.2  22.4  21.8  22.2  22.5  168.6  279.7  Solaben 1/6  14.3  15.2  15.9  16.3  17.0  101.0  179.7  Solaben 2/3  13.2  19.4  21.5  23.1  115.94  128.1  321.2  Solnova 1/3/4  31.5  31.5  33.1  32.9  31.7  177.4  338.1  Helioenergy 1/2  19.3  20.5  19.4  20.7  23.0  132.3  235.2  Solacor 1/2  14.7  15.1  15.5  15.9  16.1  132.3  209.6  Chile PV 1  2.6  1.0  1.1  1.6  2.2  41.7  50.2  Chile PV 2  1.3  1.4  2.4  2.0  2.2  11.5  20.8  Italy PV 1, 3 & 4  0.6  0.6  0.3  -  -  -  1.5  Total Solar  209.0  218.0  229.2  239.7  336.9  1,676.5  2,909.3  Palmatir  7.0  6.6  7.0  7.5  8.0  30.2  66.3  Cadonal  3.5  3.1  3.4  3.6  3.9  26.8  44.3  Melowind  4.8  5.0  5.1  4.8  5.7  40.8  66.2  Total Wind  15.3  14.7  15.5  15.9  17.6  97.8  176.8  ATN  6.1  6.4  6.9  7.3  6.7  48.2  81.6  ATS  12.0  8.3  9.5  10.7  12.1  332.0  384.6  ATN 2  5.0  5.1  5.4  5.4  5.6  14.2  40.7  Quadra 1/2 & Palmucho  5.5  6.1  6.6  7.3  8.0  20.7  54.2  Total Transmission  28.6  25.9  28.4  30.7  32.4  415.1  561.1  Skikda  2.6  -  -  -  -  -  2.6  Tenes  8.6  8.6  8.9  9.3  9.6  28.7  73.7  Total Water  11.2  8.6  8.9  9.3  9.6  28.7  76.3  Coso  14.6  14.2  14.7  145.15  -  -  188.6  ACT  39.2  42.3  54.6  59.0  68.0  138.4  401.5  Rioglass CSP  2.4  1.6  1.2  0.3  0.1  -  5.6  Total Other  56.2  58.1  70.5  204.4  68.1  138.4  595.7  Total Non-Recourse Project Debt  320.3  325.3  352.5  500.0  464.6  2,356.5  4,319.3  No refinancing risk at the project level3  Includes $87.2 million tranche mini-perm structure to be refinanced in 2028.   Includes $140 million tranche mini-perm structure to be refinanced in 2027.  Project debt amortization schedule as of December 31, 2023.  Not including unconsolidated affiliates.  Only 5% of our project debt needs to be refinanced by 2027/2028, which corresponds to the two tranches in (4) and (5).   PROJECT DEBT DETAILS  Project Debt Amortization Schedule

 Our management believes Adjusted EBITDA, CAFD, CAFD per share and enterprise value to EBITDA are useful to investors and other users of our financial statements in evaluating our operating performance because such measures provide investors with additional tools to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.  Our management believes enterprise value to EBITDA is a useful valuation tool widely used by investors when evaluating transactions as it compares the investment’s value to its earnings before interest, taxes depreciation and amortization.  We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:  they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;   they do not reflect changes in, or cash requirements for, our working capital needs;  they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD, CAFD per share and enterprise value to EBITDA do not reflect any cash requirements that would be required for such replacements;  some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and  the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD, CAFD per share and enterprise value to EBITDA differently than we do, which limits their usefulness as comparative measures.  We define Adjusted EBITDA as profit/(loss) for the period attributable to the parent company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in our consolidated financial statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses, plus realized dispositions, gains and losses of ownership interest in assets. CAFD per share is calculated by dividing CAFD for the period by weighted average number of shares for the period.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

 We define enterprise value to EBITDA as an investment’s enterprise value divide by its earnings before interest, taxes, depreciation and amortization.  Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended March 31, 2024 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of entities carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

 “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.   Excludes decreases in project cash allocated to investments in assets under development and construction.  (in thousands of U.S. dollars)  For the three-month period ended March 31     2024     2023  Loss for the period attributable to the Company  (5,392)  (10,990)  Profit attributable to non-controlling interest  6  5,017  Income tax  (22,620)  (9,656)  Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)  5,563  5,609  Financial expense, net  79,626  80,434  Depreciation, amortization, and impairment charges  107,036  103,790  Adjusted EBITDA  164,219  174,204  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  (12,514)  (11,796)  Non-monetary items  (17,984)  649   Accounting provision for electricity market prices in Spain  (13,098)  (1,153)   Difference between billings and revenue in assets accounted for as concessional financial assets  9,662  16,441   Income from cash grants in the US  (14,548)  (14,639)  Maintenance Capex  (2,391)  (7,630)  Dividends from equity method investments  14,922  12,401  Net interest and income tax paid  (26,738)  (30,179)  Changes in other assets and liabilities  (39,371)  (92,980)     Deposits into/ withdrawals from restricted accounts1  (7,424)  9,820  Change in non-restricted cash at project level1,2  8,639  43,114  Dividends paid to non-controlling interests  (5,558)  (6,011)  Debt principal repayments  (24,879)  (30,543)  Cash Available For Distribution  50,921  61,049  RECONCILIATION  Reconciliation of CAFD and Adjusted EBITDA to Profit for the period attributable to the Company

 RECONCILIATION  Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)  For the three-month period ended March 31  For the three-month period ended June 30     2024  2023  Net cash provided by operating activities  65,583  41,706  Net interest and income tax paid   26,738  30,179  Changes in working capital   41,064  93,263  Non-monetary items & other  18,320  (2,740)  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  12,514  11,796  Adjusted EBITDA  164,219  174,204  Reconciliation of CAFD to CAFD per share  For the three-month period ended March 31     2024  2023  CAFD (in thousands of U.S. dollars)  50,921  61,049  Weighted average number of shares (basic) for the period (in thousands)  116,159  116,140  CAFD per share (in U.S. dollars)  0.4384  0.5257

 RECONCILIATION  Reconciliation of EBITDA to Net Income for Acquisition of Wind Assets in United Kingdom  (in thousands of U.S. dollars)2  Financial Year1  Average     2023  2022  2023 – 2022  Net Income  5,539  6,142  5,841  Income tax  1,748  1,483  1,615  Interest payable and other financial expenses  714  682  698  Depreciation and amortization  1,752  1,779  1,765  EBITDA  9,753  10,086  9,919  (in thousands of U.S. dollars)2  Total investment (100% ownership)  65,680  EV/EBITDA Multiple  6.6x  Based on unaudited financial statements for financial years as historically reported from November to October of every twelve months.  Transaction originally in GBP, assuming FX as of closing date (1.2601 GBP/USD).

Q1 2024 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of May 8, 2024

RENEWABLE ENERGY

ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT[7]	CURRENCY
Solana		100%	USA (Arizona)	280 MW	APS	BBB+/Baa1/BBB+	20	USD
Mojave		100%	USA (California)	280 MW	PG&E	BB/Ba1/BB+	16	USD
Coso		100%	USA (California)	135 MW	SCPPA & two CCAs[4]	Investment grade[4]	18	USD
Elkhorn Valley[8]		49%	USA (Oregon)	101 MW	Idaho Power Company	BBB/Baa1/--	4	USD
Prairie Star[8]		49%	USA (Minnesota)	101 MW	Great River Energy	--/A3/A-	4	USD
Twin Groves II[8]		49%	USA (Illinois)	198 MW	Exelon Generation Co.	BBB+/Baa1/--	2	USD
Lone Star II[8]		49%	USA (Texas)	196 MW	n/a	n/a	n/a	USD
Chile PV 1		35%	Chile	55 MW	n/a	n/a	n/a	USD[3]
Chile PV 2		35%	Chile	40 MW	n/a	Not rated	7	USD[3]
Chile PV 3		35%	Chile	73 MW	n/a	n/a	n/a	USD[3]
La Sierpe		100%	Colombia	20 MW	Coenersa[6]	Not rated	12	COP
La Tolua		100%	Colombia	20 MW	Coenersa[6]	Not rated	9	COP
Tierra Linda		100%	Colombia	10 MW	Coenersa[6]	Not rated	9	COP
Honda 1		50%	Colombia	10 MW	Enel Colombia	BBB-/---/BBB	7	COP
Albisu		100%	Uruguay	10 MW	Montevideo Refrescos	Not rated	14	UYU
Palmatir		100%	Uruguay	50 MW	UTE	BBB+/Baa1/BBB[2]	10	USD
Cadonal		100%	Uruguay	50 MW	UTE	BBB+/Baa1/BBB[2]	11	USD
Melowind		100%	Uruguay	50 MW	UTE	BBB+/Baa1/BBB[2]	12	USD
Mini-Hydro		100%	Peru	4 MW	Peru	BBB-/Baa1/BBB	9	USD[3]
Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	13/14	EUR[5]
Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	13/13	EUR[5]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of May 8, 2024.
(2) It refers to the credit rating of Uruguay, as UTE is unrated.
(3) USD denominated but payable in local currency.
(4) Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bay Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.
(5) Gross cash in euros dollarized through currency hedges.
(6) Largest electricity wholesaler in Colombia.
(7) As of March 31, 2024.
(8) Part of Vento II portfolio.

27

As of May 8, 2024   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING1  YEARS INCONTRACT LEFT6  CURRENCY  RENEWABLE   ENERGY  PS 10/20  100%  Spain  31 MW  Kingdom of Spain  A/Baa1/A-  8/10  EUR4  Helioenergy 1/2  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  13/13  EUR4  Helios 1/2  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  13/13  EUR4  Solnova 1/3/4  100%  Spain  3x50 MW  Kingdom of Spain  A/Baa1/A-  11/11/11  EUR4  Solaben 1/6  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  14/14  EUR4  Seville PV  80%  Spain  1 MW  Kingdom of Spain  A/Baa1/A-  12  EUR4  Italy PV 1  100%  Italy  1.6 MW  Italy  BBB/Baa3/BBB  7  EUR4  Italy PV 2  100%  Italy  2.1 MW  Italy  BBB/Baa3/BBB  7  EUR4  Italy PV 3  100%  Italy  2.5 MW  Italy  BBB/Baa3/BBB  8  EUR4  Italy PV 4  100%  Italy  3.6 MW  Italy  BBB/Baa3/BBB  7  EUR4  UK Wind 1  100%  United Kingdom  25 MW  United Kingdom  AA / Aa3 / AA-  9  GBP  UK Wind 2  100%  United Kingdom  8 MW  United Kingdom  AA / Aa3 / AA-  4  GBP  Kaxu  51%  South Africa  100 MW  Eskom  BB-/Ba2/BB-2  11  ZAR  EFFICIENT NAT. GAS & HEAT  Calgary  100%  Canada  55 MWt  22 High quality clients3  ~60% AA- or higher3  12  CAD  ACT  100%  Mexico  300 MW  Pemex  BBB/B3/B+  9   USD5  TRANSMISSION LINES   ATN  100%  Peru  379 miles  Peru  BBB-/Baa1/BBB  17  USD5  ATS  100%  Peru  569 miles  Peru  BBB-/Baa1/BBB  20  USD5  ATN 2  100%  Peru  81 miles  Minera Las Bambas  Not rated  9  USD  Quadra 1/2  100%  Chile  49 miles / 32 miles  Sierra Gorda  Not rated  11/11  USD5  Palmucho  100%  Chile  6 miles  Enel Generacion Chile  BBB/-/BBB+  14  USD5  Chile TL 3  100%  Chile  50 miles  CNE  A/A2/A-  n/a  USD5  Chile TL 4  100%  Chile  63 miles  Several Mini-hydro plants  Not rated  48  USD  WATER  Skikda  34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  10  USD5  Honaine  26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  13  USD5  Tenes  51%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  16  USD5  Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of February 29, 2024.  It refers to the credit rating of the Republic of South Africa.  Diversified mix of 22 high credit quality clients (~60% AA- rating or higher, the rest unrated).  AT A GLANCE  Sizeable and Diversified Asset Portfolio  (4) Gross cash in euros dollarized through currency hedges.  (5) USD denominated but payable in local currency.  (6) As of March 31, 2024.

 Great West House, GW1, 17th floor,  Great West Road  Brentford TW8 9DF  London (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: May 8, 2024	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer